John Hunt
Direct Line: (617) 439-2194

E-mail: jhunt@nutter.com

March 5, 2013
111884-0001

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549
Attention:  Anu Dubey

Re:	Pear Tree Funds Preliminary Schedule 14A SEC Accession No. 0000722885-13-000007
Dear Ms. Dubey:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”), and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On February 28, 2013 and March 1, 2013, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s Preliminary Schedule 14A (the “Proxy Statement”) under the Securities Exchange Act of 1934, as amended, relating to a proposed meeting of the holders of interests in Pear Tree PanAgora Dynamic Emerging Markets Fund (the “Fund”).

In this letter, we are responding on behalf of the Registrant to the Staff’s comments.  The Staff’s comments are presented below in italics.  The Registrant’s response to a specific comment immediately follows the comment in regular type.

1.           The Staff’s recent review of the Fund’s portfolio holdings over the past three years suggests that the Fund may be classified as a “diversified company” within the meaning of Section 5(b)(1) of the 1940 Act, notwithstanding that the Registrant’s Registration Statement on Form N-1A currently on file with the Commission states that the Fund is a “non-diversified company” within the meaning of Section 5(b)(2) of the 1940 Act.  If concurrently with the proposed change in investment restriction described in Proposal 1 the Registrant also proposes to change its classification from a “diversified company” within the meaning of Section 5(b)(1) of the 1940 Act to a “non-diversified company” within the meaning of Section 5(b)(2) of the 1940 Act, please include in the Proxy Statement the appropriate shareholder proposal to procure the vote required by Section 13(a)(1) of the 1940 Act.  If the Fund, however, currently is a non-diversified company, please include in this letter a representation that the Fund has been operating as a non-diversified company for the past three years.

           The second paragraph of “Proposal 1-Rationale” on page 4 of the Proxy Statement has been deleted in its entirety and replaced with the following:

The Fund’s current fundamental investment restriction unnecessarily prevents the Fund from holding large percentages of an issuer’s voting securities, even when the Fund’s investment manager and sub-adviser believe that larger percentages are in the best interests of the Fund and its shareholders.  As a diversified1 mutual fund, the Fund is limited to holding no more than 10 percent of the outstanding voting securities of an issuer, but only with respect to 75 percent of the Fund’s total assets.  The Fund’s current fundamental investment restriction also prohibits the Fund from holding no more than 10 percent of the outstanding voting securities of an issuer, but with respect to 100 percent of the Fund’s total assets.   Removing the restriction would allow the Fund’s investment manager and sub-adviser more flexibility in managing the Fund’s portfolio, at least with respect to up to 25 percent of the Fund’s total assets.

_________________

1 The Fund currently is changing its classification from non-diversified to diversified.  This Proposal 1 is being presented to Fund shareholders as if the Fund were diversified.  Shareholder approval of this Proposal 1 will not take effect until the Fund has been reclassified as diversified.

The first and third paragraphs of “Proposal 1-Rationale” on pages 3 and 4 of the Proxy Statement remain unchanged.

2.           Include in the Proxy Statement how broker non-votes will be voted by the proxies.

The section of the Proxy Statement “Additional Information-Vote Required” had been renamed “-Quorum and Vote Required.”  The text of that section also has been removed in its entirety and replaced with the following:

Quorum.  A majority of shares entitled to vote shall be a quorum for the transaction of business at the Meeting.  Shares represented by proxy or in person at the Meeting, including shares represented by proxies that reflect abstentions and “broker non-votes,” will be counted as present in the determination of a quorum. “Broker non-votes” are shares held by brokers or nominees, typically in “street name,” as to which proxies have been returned but (a) instructions have not been received from the beneficial owners or persons entitled to vote and (b) the broker or nominee does not have discretionary voting power on a particular matter.

Voting.  The removal of the Fund’s fundamental investment restrictions (Proposals 1 and 2) requires the vote of the lesser of: (a) 67 percent or more of the shares of the Fund represented at a meeting, if the holders of more than 50 percent of the outstanding Fund shares are present in person or by proxy, or (b) more than 50 percent of the outstanding shares of the Fund.

Broker-dealer firms holding shares of the Fund in “street name” for the benefit of their customers and clients will request the instructions of such customers and clients on how to vote their shares on each Proposal before the Meetings.  The New York Stock Exchange (the “NYSE”) may take the position that a broker-dealer that is a member of the NYSE and that has not received instructions from a customer or client prior to the date specified in the broker-dealer firm’s request for voting instructions may not vote such customer or client’s shares with respect to either proposal.  A signed proxy card or other authorization by a beneficial owner of Fund shares that does not specify how the beneficial owner’s shares should be voted on a proposal may be deemed an instruction to vote such shares in favor of the applicable proposal.

If you hold shares of a Fund through a bank or other financial institution or intermediary (that is, a “service agent”) that has entered into a service agreement with the Fund or the distributor of the Fund’s shares, the service agent may be the record holder of your shares.  At the Meeting, a service agent will vote shares for which it receives instructions from its customers in accordance with those instructions.  A signed proxy card or other authorization by a shareholder that does not specify how the shareholder’s shares should be voted on a proposal may be deemed an instruction to vote such shares in favor of the applicable proposal.  Depending on its policies, applicable law or contractual or other restrictions, a service agent may be permitted to vote shares with respect to which it has not received specific voting instructions from its customers. In those cases, the service agent may, but may not be required to, vote such shares in the same proportion as those shares for which the service agent has received voting instructions.

If you beneficially own shares that are held in “street name” through a broker-dealer or that are held of record by a service agent, and if you do not give specific voting instructions for your shares, they may not be voted at all or, as described above, they may be voted in a manner that you may not intend. Therefore, you are strongly encouraged to give your broker-dealer or service agent specific instructions as to how you want your shares to be voted.

3.           State on the proxy card in bold face whether the proxy is being solicited on behalf of the Board of Trustees of the Registrant.

As discussed with you on February 28, 2013, the Registrant is amending the Proxy Statement to reflect that it has engaged a third party to assist with the meeting.  As a result, the form of proxy card relating to the meeting has been completely revised to conform to the third party’s tabulation services, as well as to permit shareholders to vote by Internet and by telephone, as well as by mail.  The revised form of proxy card includes the statement in bold face “This proxy is being solicited by the Board of Trustees of the Trust.”

*      *     *

Please call Caitlin Urbach at (617) 439-2967 or me at (617) 439-2194 if you have any question relating to the Proxy Statement or this letter.

Very truly yours,

/s/ John Hunt

John Hunt

JH:hex
Cc:           Kelly J. Lavari
Caitlin C. Urbach

2178485.2

Nutter McClennen & Fish LLP  ■  Attorneys at Law

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